July 29, 2015

Mr. Terence O’Brien
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:          SEC Comment Letter Dated July 20, 2015
Re: The Eastern Company
       Form 10-K for Fiscal Year Ended January 3, 2015
       Filed March 13, 2015
       File No. 1-35383

Dear Mr. O’Brien

In response to your comment letter dated July 20, 2015 to The Eastern Company (the “Company” or the “Registrant”), we offer the following responses.

SEC:

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 18

1. We note that the change in pension and postretirement benefit costs within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension and postretirement expenses (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Registrant’s response:

The Company reported a $10.4 million (net of tax) loss on its Consolidated Statement of Comprehensive Income in Fiscal 2014 as compared to a $6.3 million gain in Fiscal 2013 and a $3.7 million loss in Fiscal 2012.  While the main factor driving these gains and losses is the discount rate changes during the applicable period, in Fiscal 2014 the loss was also impacted to a lesser degree by the Company’s adoption of new mortality tables for all of its plans.

Terence O'Brien
July 29, 2015

Assumptions used to determine net periodic pension benefit cost for the fiscal years indicated were as follows:

 2014                        2013                        2012                         2011

Discount Rate                                     3.90%                      4.80%                       4.55%                      5.35%
Expected Return on Assets               8.0%                        8.0%                        8.0%                        8.5%
Rate of Compensation                        3.25%                      3.25%                      3.25%                      4.25%

Assumptions used to determine net periodic postretirement benefit cost are the same as those assumptions used for the pension benefit cost, except that the rate of compensation is not applicable for postretirement benefit cost.

The changes in assumptions had the following effect on the net periodic pension and postretirement costs recorded in Other Comprehensive Income as follows:

		Year ended
	January 3	December 28	December 29
	2015	2013	2012
Discount rate	$(11,046,554)	$7,454,548	$(6,410,190)
Mortality table	(2,883,430)	--	--
Plan amendments	--	(132,378)	(831,201)
Asset gain or loss	(257,073)	545,336	329,576
Amortization of:
Unrecognized gain or loss	944,130	1,439,253	1,111,900
Unrecognized prior service cost	194,697	232,571	197,160
Other	(3,105,095)	152,403	(162,966)
Comprehensive income, before tax	(16,153,325)	9,691,733	(5,765,721)
Income tax	(5,767,236)	3,437,175	(2,205,255)
Comprehensive income, net of tax	$(10,386,089)	$6,254,558	$(3,712,466)

During 2014, the Company changed actuaries for one of its pension plans.  As a result of the new actuary’s use of different software, there was an approximate $3 million increase in benefit obligations for this plan.  We have reviewed the increase with the new actuary and agree that the increase should be included in the Plan’s liability as of the end of Fiscal 2014.  This amount is included in the Other category in the above chart.  We also reviewed the new actuary’s process, analysis and results and believe they are appropriate for reporting purposes.

The Company has been investing a portion of the assets in long-term bonds in an effort to better match the impact of changes in interest rates on its assets and liabilities, and thus reduce some of the volatility in other comprehensive income.  Please refer to Note 10 – Retirement Benefit Plans in Item 8 of the Form 10-K for additional disclosures concerning the Company’s pension and postretirement benefit plans.

SEC:

Liquidity and Sources of Capital, page 24

2. Please expand your analysis of your liquidity to address the impact of the $15.3 million increase to the accrued pension cost, including whether this increase triggered any minimum funding requirements.

Terence O'Brien
July 29, 2015

Registrant’s response:

During Fiscal 2014, accrued pension costs increased $15.3 million primarily as a result of a decrease in the discount rate.  This increase in accrued pension costs is not expected to have a significant impact on minimum funding requirements, as the Company has made contributions in excess of these minimum required amounts over the past several years, most notably in Fiscal 2011 when the Company made a discretionary contribution of $5 million to its salaried pension plan.  As stated in Note 10 – Retirement Benefit Plans in Item 8 of the Form 10-K, the Company expects to make cash contributions to its qualified retirement plans of approximately $3 million in 2015.

SEC:

3. Please expand your disclosure for the potential ground contamination at your plant in Wheeling, Illinois to provide an update for the status of this matter, including the results of the testing.

Registrant’s response:

Approval was received in April 2011 from the Illinois EPA for enrollment in its voluntary site remediation program in response to their 4th quarter 2010 inquiry regarding potential contamination to the soil and/or groundwater in the former degreasing area of the Plant.  Initial investigative work plans were filed for which the state’s approval was granted in December 2011.  Testing was conducted in 3 different months of 2012.  Based on the test results a work plan to complete the delineation of soil, soil gas, and groundwater impact was submitted to the state in July 2013.  The Illinois EPA (“IEPA”) approved the plan with 2 minor boring location changes.  Work was performed in the first quarter of 2014, and the results indicate that the soil and groundwater impacts have not and will not migrate off site.  No environmental or health threats have been found, but remediation objectives for vapor mitigation of those gases found to exceed IEPA standards are required as part of the site investigation report.  After management and legal review, the filing was submitted to the IEPA in the 3rd quarter of 2014, with additional technical data provided in the 4th quarter of 2014 and additionally in the 2nd quarter of 2015 in response to a request from the state.  Once final approval is granted, the next step will be a vapor mitigation pilot study to determine the specifics necessary to meet the minimum objectives required.  Based on discussions with our environmental engineers we anticipate that the cost will not be material to our financial statements.

SEC:

Item 9A Controls and Procedures, page 57

4. We note from the Management’s Report on Internal Control over Financial Reporting that management assessed your internal control over financial reporting using the framework in Internal Control – Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us why you have continued to use the 1992 Framework rather than the Framework COSO issued on May 14, 2013.

Registrant’s response:

We believe our Internal Control over Financial Reporting is adequately designed, monitored and tested on a recurring basis and is in compliance with the requirements of the Sarbanes Oxley Act, as evidenced by our related disclosures, and we have continued to have unqualified opinions related to Internal Control over Financial Reporting.  We are in the process of adopting the “2013 Framework” by the end of Fiscal 2015 in keeping with best practices.

Terence O'Brien
July 29, 2015

SEC:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant’s response:

The management of The Eastern Company acknowledges that we are responsible for the adequacy and accuracy of disclosures in our SEC filings.   We acknowledge that SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company